

Carmen Herrera (b. 1915–2022)

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Only 8 paintings larger than 20 x 20 inches have been offered at auction since 2020. Masterworks opportunistically acquired this characteristic example at auction after remaining in the same private hands since it first sold in 2017.

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Initial Offering Price

$629,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

26.4%

Sharpe Ratio (1995-2021)	watch video
Carmen Herrera	Not enough data
All Art	0.55
S&P 500	0.56

91% Progress

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WHY WE LIKE THIS PAINTING

- Carmen Herrera was one of the most important Cuban American artists, remembered for her distinct geometric abstract paintings and bold use of color.
- In the wake of Herrera's 2016 survey show which was mounted by the Whitney Museum and traveled to the Wexner Center for the Arts in Columbus and the Kunstsammlung Nordrhein-Westfalen in Dusseldorf, examples of the artist's work have increasingly appeared at auction. As of December 15, 2022, all of the artist's top five auction records have been set in the last 4 years.
- Our acquisitions team has reviewed over 65 examples of work by Herrera from around the world, some of which are priced in excess of $1 million. Of these 65 works, this is the second we have selected to be offered on the Masterworks platform.
- Executed in 2016, the same year a major survey of Herrera's work opened at New York's Whitney Museum of American Art, the Painting explores balance and symmetry using color and precise execution – characteristic qualities of the artist's mature style.
- Green and black abstract paintings from the 1970s, that share similarities to the Painting, are included in notable museum collections, including El Museo del Barrio in New York and the Museum Pfalzgalerie Kaiserslautern in Germany, among others.
- As of December 15, 2022, examples similar in scale and period to the Painting account for two of the artist's top ten auction records and have sold in excess of $600,000. *Aquila Verde* (2015) sold for $998,421 at Phillips in April 2021 and *Amarillo y Negro* (2010) sold for $630,000 at Phillips in November 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$4,334,863	15

CARMEN HERRERA

b. 1915, CUBA – d. 2022, UNITED STATES

Acrylic on canvas | 60 × 60 in. (152 × 152 cm.)

Carmen Herrera was one of the most important Cuban American artists, remembered for her distinct geometric abstract paintings and bold use of color.



$629,000

INITIAL OFFERING

26.4%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a large-format, late example of Carmen Herrera's hard-edge abstractions, which she began creating in 1948. Executed in 2016, the same year a major survey of Herrera's work opened at New York's Whitney Museum of American Art, the Painting explores balance and symmetry using color and precise execution – characteristic qualities of the artist's mature style. The Painting features a dichromatic composition of green and black L-shaped forms that interlock to form a perfect square. Herrera was deliberate in her color choices, and the Painting's palette may recall her earlier work of the 1970s, which regularly employed the same color scheme. Green and black abstract paintings from the 1970s, that share similarities to the Painting, are included in notable museum collections, including El Museo del Barrio in New York and the Museum Pfalzgalerie Kaiserslautern in Germany, among others. The Painting's crisp lines and ordered forms, signature elements of Herrera's work, are the result of her meticulous process, which typically began with several preparatory drawings using rulers and protractors. In speaking of her distinctive aesthetic, Herrera stated: "There is nothing I love more than to make a straight line....it's the beginning of all structures, really." As of December 15, 2022, examples similar in scale and period to the Painting account for two of the artist's top ten auction records and have sold in excess of $600,000, including: *Aquila Verde* (2015), which sold for £724,300 ($998,421) at Phillips, London on April 15, 2021 and *Amarillo y Negro* (2010), which sold for $630,000 at Phillips, New York, on November 17, 2021. The Painting's period, palette, and scale make it a commercial and desirable work by Carmen Herrera.

Of the numerous exhibitions over the past two decades, most notable was "Carmen Herrera: Lines of Sight," a significant survey of the artist's works from 1948 to 1978, which was curated by the Whitney Museum of American Art in New York, and traveled to Wexner Center for the Arts in Columbus and the Kunstsammlung Nordrhein-Westfalen in Dusseldorf. In the wake of the aforementioned survey show, examples of the artist's work increasingly appeared at auction. As of November 18, 2022, all of the artist's top five auction records have been set in the last 4 years and are dominated by abstract works from the late 1950s and 1960s. As of December 15, 2022, Herrera's top records at auction are led by *Blanco y Verde* (1966-1967), which sold for $2,900,000 at Sotheby's, New York, on March 1, 2019, followed by *Blanco y Verde* (1966), which sold for $2,655,000 at Phillips, New York on November 15, 2018, and *Green and Orange* (1958), which sold for $2,200,000 at Phillips, New York, on June 23, 2021. Carmen Herrera passed away in February 2022, at the age of 106, and as of November 18, 2022, her estate is represented by Lisson Gallery in New York.

AS OF DECEMBER 15, 2022, HERRERA'S TOP RECORDS AT AUCTION HAVE ALL BEEN SET IN THE LAST FOUR YEARS AND ARE LED BY *BLANCO Y VERDE* (1966-1967), WHICH SOLD FOR $2,900,000 AT SOTHEBY'S, NEW YORK, ON MARCH 1, 2019, FOLLOWED BY *BLANCO Y VERDE* (1966), WHICH SOLD FOR $2,655,000 AT PHILLIPS, NEW YORK ON NOVEMBER 15, 2018, AND *GREEN AND ORANGE* (1958), WHICH SOLD FOR $2,200,000 AT PHILLIPS, NEW YORK, ON JUNE 23, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Carmen Herrera (b. 1915, Havana, Cuba – d. 2022, New York, NY) was one of the most important Cuban American artists, remembered for her distinct geometric abstract paintings and bold use of color. Though Herrera pioneered hard-edge abstraction in the late 1940s, her international institutional and market recognition is relatively recent. Following her return to New York, from Paris, Carmen Herrera's solo debut was held at the Galería Sudamericana in 1956, and she showed at Cisneros Gallery throughout the 1960s. In 1971, Herrera became a citizen of the United States and joined the Women in the Arts Foundation, a group focused on the lack of representation of women in art institutions. Of the numerous exhibitions over the past two decades, most notable was "Carmen Herrera: Lines of Sight," a significant survey of the artist's works from 1948 to 1978, which was curated by the Whitney Museum of American Art in New York, and traveled to Wexner Center for the Arts in Columbus and the Kunstsammlung Nordrhein-Westfalen in Dusseldorf. Carmen Herrera's paintings reside in the permanent collections of the Museum of Modern Art, the Whitney Museum of American Art and the Metropolitan Museum of Art in New York, the Hirshhorn Museum and Smithsonian American Art Museum in Washington, DC, the Tate Collection in London, the Walker Art Center in Minneapolis, the Crystal Bridges Museum of Art in Bentonville, and the Pérez Art Museum in Miami, among others. In the wake of the aforementioned survey show of Herrera's work mounted by the Whitney Museum in 2016, examples of the artist's work increasingly appeared at auction. Carmen Herrera passed away in February 2022, at the age of 106, and as of November 18, 2022, her estate is represented by Lisson Gallery in New York.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Carmen Herrera with the following criteria: canvas paintings executed 1980 to 2022 that measure 20 inches by 20 inches to 75 inches by 75 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 26.4% CAGR implied from selected sales occurring from November 15, 2011 to June 30, 2022.

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